Exhibit 99.2

CordovaCann Corp.
(Formerly LiveReel Media Corporation)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2017 AND 2016

Prepared as at March 1, 2018

Index

Overview	3
Summary of Results	3
Number of Common Shares	5

Business Environment	5
Risk Factors	5
Forward Looking Statements	7
Business Plan and Strategy	8

Results of Operations	9

Liquidity and Capital Resources	12
Working Capital	12
Key Contractual Obligations	13
Off Balance Sheet Arrangements	13

Transactions with Related Parties	13

Financial and Derivative Instruments	14

Critical Accounting Estimates	14

Evaluation of Disclosure Controls and Procedures	14

Outlook	14
Current Outlook	14

Public Securities Filings	15

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of CordovaCann Corp. (formerly LiveReel Media Corporation) for the three and six months ended December 31, 2017 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended December 31, 2017. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The management discussion and analysis is prepared by management as at March 1, 2018.

In this report, the words “us”, “we” “our”, the “Company” and “CordovaCann” have the same meaning unless otherwise stated and refer to CordovaCann Corp. and its subsidiaries.

Overview

Summary of Results

CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company”) is a Canadian-domiciled company focused on building a leading diversified cannabis company. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000. The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

On March 22, 2013, Difference, at the time the Company’s largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000. The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

Following the change of control of the Company, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet and at later date, Jason Meretsky. Jason Meretsky, the Company’s Chief Executive Officer resigned and was replaced by Michael Wekerle. Steve Wilson, the Company’s Chief Financial Officer resigned and was replaced by Henry Kneis.

On March 22, 2013, Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.

On May 28, 2014, the Company extended the term of its loans with Difference Capital to provide that such loans now mature on a demand basis.

On March 10, 2015, the existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Michael Wekerle resigned as Chief Executive Officer and was replaced by Graham Simmonds. Henry Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary.

On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas M. Turner, Jr.

On September 22, 2017, $330,966 of the Notes Payable and $53,089 of amounts due to related parties were settled by a shareholder of the Company resulting in a loan due to the shareholder in the total amount of $384,055 (the “Shareholder Loan”). The Shareholder Loan is unsecured, interest free and due on demand.

On October 19, 2017, the $384,055 owing on the Shareholder Loan was fully settled with the issuance of 7,681,110 common shares of the Company.

On November 22, 2017, the Company held its annual and special meeting of the shareholders (the “Meeting”). At the Meeting, shareholders voted in favour of all the matters submitted before the meeting as further set out in the notice of annual and special meeting of the shareholders and management information circular, both dated October 20, 2017 which included: (i) an ordinary resolution to adopt a new rolling stock option plan not to exceed ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of options; (ii) a special resolution approving the Company’s articles of incorporation to be amended to change the name of the Company to “CordovaCann Corp.” or to such other name as may be approved by the board of directors, without further approval of the shareholders (the “Name Change Resolution”); and (iii) a special resolution authorizing the board of directors, in their sole and complete discretion, be authorized to effect a consolidation of all of the issued and outstanding common shares of the Company on the basis of a ratio up to five (5) pre-consolidated common shares for one (1) post-consolidated common share (the “Consolidation Resolution”). The Name Change Resolution and the Consolidation Resolution did not take immediate effect and is being reviewed by the board of directors.

Furthermore, at the Meeting, the shareholders elected Messrs. Graham Simmonds; Henry J. Kloepper; Thomas (Taz) M. Turner, Jr.; Ashish Kapoor; Nathan Nienhuis and Eric Lowy to serve as directors of the Company until the next annual shareholder meeting of the Company.

The following table summarizes financial information for the 2nd quarter of fiscal 2018 and the preceding seven quarters:

Quarter Ended	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,
	2017	2017	2017	2017	2016	2016	2016	2016
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Gain (Loss) from continuing operations	(811,491)	(24,801)	(27,150)	(20,962)	(19,391)	(20,902)	1,492(1)	(22,177)
Net loss per share – basic and diluted	0.026	0.001	0.001	0.001	0.001	0.001	0.000	0.001

(1)
The gain recorded during the three months ended June 30, 2016 is the result of the reversal of an over accrual of expenses.

Refer to the Results of Operations section for further analysis of income and expenses during the three and six month periods ended December 31, 2017.

Number of Common Shares

There were 36,735,354 common shares issued and outstanding as at December 31, 2017 and 36,735,354 common shares issued and outstanding as at March 1, 2018, being the date of this report. There were no options and 4,000,000 warrants issued and outstanding as of December 31, 2017. As at March 1, 2018, being the date of this report, there were 1,000,000 options and 4,000,000 warrants issued and outstanding.

Approximately 30,523,310 of the common shares issued are subject to resale restrictions under U.S. securities laws.

Business Environment

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

Since March 1997, when it was incorporated in Ontario, Canada by amalgamating with two other Ontario entities, the Company has no significant revenues or earnings from operations since its incorporation. The Company has operated at a loss to date and in all likelihood will continue to sustain operating losses in the foreseeable future. There is no assurance that the Company will ever be profitable.

INVESTMENT STRATEGY

The Company has focused its efforts on the identification and evaluation of other assets or businesses for purchase in the cannabis industry. The Company strives to build a leading diversified cannabis company to provide services and investment capital to the processing and production vertical markets of the cannabis industry. The Company has yet to generate revenue from any of its investment opportunity or business. Accordingly, there is no current basis for the reader to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

THE COMPANY'S COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF ITS COMMON SHARES

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

MARKET PRICE FOR THE COMPANY'S COMMON SHARES HAS BEEN VOLATILE IN THE PAST AND MAY DECLINE IN THE FUTURE

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-cap companies like ours, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The Company’s common shares may continue to experience significant market price and volume fluctuations in the future in response to factors, which are beyond its control.

THE COMPANY MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO MEET CURRENT OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY

The Company continues to review different investment opportunities in cannabis industry. If the Company is unable to achieve revenue or obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

DIVIDENDS

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

DILUTION

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key consultants warrants or options to purchase the Company's common shares as non-cash incentives to those people. Such warrants or options may be granted at exercise prices equal to market prices at a time when the public market is depressed or at exercise prices which may be substantially lower than the market prices. To the extent that significant numbers of such warrants or options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and therefore is not able to adequately cover its operating costs. The Company will most likely be required to issue additional securities to finance its operations and may also issue substantial additional securities to finance the development of any or all of its projects. These actions will cause further dilution of the interests of the existing shareholders.

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS THE COMPANY’S STOCK PRICE

At March 1, 2018, the Company had 36,735,354 shares of common stock outstanding of which approximately 30,523,310 are restricted securities under Rule 144 promulgated under the Securities Act.

Sales of shares of common stock pursuant to an effective registration statement or under Rule 144 or another exemption under the US Securities Act could have a material adverse effect on the price of the Company’s common stock and could impair its ability to raise additional capital through the sale of equity securities.

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY CANADIAN LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES UNDER U.S. LAW

The Company is incorporated under Canadian law. The rights and responsibilities of holders of the Company’s shares are governed by the Company’s Articles and By-Laws and by Canadian law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.

CHANGING REGULATIONS OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE CAN CAUSE ADDITIONAL EXPENSES AND FAILURE TO COMPLY MAY ADVERSELY AFFECT THE COMPANY’S REPUTATION AND THE VALUE OF ITS SECURITIES

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because of the lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company is committed to maintaining high standards of corporate governance and public disclosure. As a result, the Company’s efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect its reputation and the value of its securities.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects the Company’s current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by the Company’s forward-looking statements.

Risks and uncertainties include, but are not limited to:
●
lack of substantial operating history;
●
the impact of competition; and
●
the enforceability of legal rights.

Important factors that could cause the actual results to differ from materially from the Company’s expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management Discussion and Analysis for the fiscal 2017 year, a copy of which has been filed on EDGAR and SEDAR. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company is a Canadian-domiciled company focused on building a leading diversified cannabis company. The Company primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. to better reflect its new business initiatives. The Company’s registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000. The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

On March 22, 2013, Difference, at the time the Company’s largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000. The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

Following the change of control of the Company, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet and at later date, Jason Meretsky. Jason Meretsky, the Company’s Chief Executive Officer resigned and was replaced by Michael Wekerle. Steve Wilson, the Company’s Chief Financial Officer resigned and was replaced by Henry Kneis.

On March 22, 2013, Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.

On May 28, 2014, the Company extended the term of its loans with Difference Capital to provide that such loans now mature on a demand basis.

On March 10, 2015, the existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Michael Wekerle resigned as Chief Executive Officer and was replaced by Graham Simmonds. Henry Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary.

On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas M. Turner, Jr.

On September 22, 2017, $330,966 of the Notes Payable and $53,089 of amounts due to related parties were settled by a shareholder of the Company resulting in a loan due to the shareholder in the total amount of $384,055 (the “Shareholder Loan”). The Shareholder Loan is unsecured, interest free and due on demand.

On October 19, 2017, the $384,055 owing on the Shareholder Loan was fully settled with the issuance of 7,681,110 common shares of the Company.

On November 22, 2017, the Company held its annual and special meeting of the shareholders (the “Meeting”). At the Meeting, shareholders voted in favour of all the matters submitted before the meeting as further set out in the notice of annual and special meeting of the shareholders and management information circular, both dated October 20, 2017 which included: (i) an ordinary resolution to adopt a new rolling stock option plan not to exceed ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of options; (ii) a special resolution approving the Company’s articles of incorporation to be amended to change the name of the Company to “CordovaCann Corp.” or to such other name as may be approved by the board of directors, without further approval of the shareholders (the “Name Change Resolution”); and (iii) a special resolution authorizing the board of directors, in their sole and complete discretion, be authorized to effect a consolidation of all of the issued and outstanding common shares of the Company on the basis of a ratio up to five (5) pre-consolidated common shares for one (1) post-consolidated common share (the “Consolidation Resolution”). The Name Change Resolution and the Consolidation Resolution did not take immediate effect and is being reviewed by the board of directors.

Furthermore, at the Meeting, the shareholders elected Messrs. Graham Simmonds; Henry J. Kloepper; Thomas (Taz) M. Turner, Jr.; Ashish Kapoor; Nathan Nienhuis and Eric Lowy to serve as directors of the Company until the next annual shareholder meeting of the Company.

Currently, the Company is focused on preserving its cash by minimizing operating expenses while management evaluates investment opportunities in the cannabis industry.

Results of Operations

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Six Months Ended December 31, 2017	Six Months Ended December 31, 2016
	$	$	$	$
Revenue	-	-	-	-
Expenses	(811,491)	(19,391)	(836,292)	(40,293)
Net loss for period	(811,491)	(19,391)	(836,292)	(40,293)
Net loss per share	(0.026)	(0.001)	(0.031)	(0.002)

Overview

The following were the key events during the three and six month periods ended December 31, 2017 and 2016:

The Company is focused on preserving its cash by minimizing operating expenses while management evaluates investment opportunities in the cannabis industry. Expenses incurred during the three and six month periods ended December 31, 2017 were primarily from consulting fees, share based compensation, professional fees, shareholder information costs in connection with the Company’s public filings and a loss on settlement of the Notes Payable.

During the three and six month periods ended December 31, 2017, the Company received $1,121 and $1,540 (2016 – nil and $1,359) in advances from related parties, for working capital purposes.

During the three and six months ended December 31, 2017, the Company repaid $166,835 (2016 – nil) of related party advances.

During the three and six months ended December 31, 2017, the Company purchased equipment valued at $37,457 from a corporation related by virtue of a common officer and a director.

Revenue

The Company had no revenue during the three and six month periods ended December 31, 2017 and 2016.

Expenses

The overall analysis of the expenses is as follows:
	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Six Months Ended December 31, 2017	Six Months Ended December 31, 2016
	$	$	$	$
Consulting fees	230,151	-	230,151	-
Share based compensation	149,864	-	149,864	-
Legal and professional fees	17,285	1,500	19,410	3,750
Shareholders information	7,519	3,939	15,356	9,320
Office and general	28,681	240	28,681	240
Financing costs	-	13,712	14,877	26,983
Depreciation	1,873	-	1,873	-
Loss on settlement of debt	382,704	-	382,704	-
Foreign exchange	(6,586)	-	(6,624)	-
	811,491	19,391	836,292	40,293

Consulting Fees

Consulting fees during the three and six months ended December 31, 2017 were $230,151 as compared to nil for the three and six months ended December 31, 2016. Consulting fees increased due to the hiring of consultants during the quarter ended as a result of the Company’s new focus in the cannabis industry.

Share Based Compensation

Share based compensation for the three and six months ended December 31, 2017 were $149,864 as compared to nil for the three and six months ended December 31, 2016. The share based compensation was the result of warrants issued as part of new consulting agreements entered into during the quarter.

Legal and Professional Fees

Legal and professional fees during the three and six month periods ended December 31, 2017 were $17,285 and $19,410, respectively, as compared to $1,500 and $3,750 for the three and six month periods ended December 31, 2016. Professional fees consisted of legal and audit fees. The increase in legal and professional fees during the three and six months ended December 31, 2017 was due to an increase in legal fees related to preparation for the Company’s annual and special meeting held during the quarter and its new focus in the cannabis industry.

Shareholder Information

Shareholder information costs during the three and six month periods ended December 31, 2017 were $7,519 and $15,356, respectively, as compared to $3,939 and $9,320 for the three and six month periods ended December 31, 2016. Shareholder information costs for the three and six months ended December 31, 2017 and 2016 comprised of annual general meeting accruals and costs, transfer agent fees and related filing fees. The increase in fees is due to the Company’s annual and special meeting that was held during the quarter.

Office and General

Office and general costs during the three and six months ended December 31, 2017 were $28,861 as compared to $240 for the three and six months ended December 31, 2016. Office and general costs for the six months ended December 31, 2017 were comprised of primarily of travel related expenses incurred by the Company’s consultants. The increase is due to the hiring of the consultants during the quarter.

Financing Costs

During the three and six month periods ended December 31, 2017, the Company accrued interest of nil and $14,877, respectively, on loans due to related parties as compared to $13,712 and $26,983, respectively for the three and six month periods ended December 31, 2016. The decrease is due to the settlement of the related party loans during the quarter ended September 30, 2017.

Depreciation

Depreciation for the three and six months ended December 31, 2017 amounted to $1,873 as compared to nil for the three and six months ended December 31, 2016. The increase is due to the purchase of equipment during the quarter.

Loss on Settlement of Debt

On October 19, 2017, the Shareholder Loan in the amount of $384,055 was settled with the issuance of 7,681,110 common shares of the Company at a price of $0.05 per share. The amount allocated to Shareholders’ Deficiency, based on the fair value, amounted to $766,759. The balance of $382,704 has been recorded as a loss on settlement of debt.

Foreign Exchange

Foreign exchange gain for the three and six month periods ended December 31, 2017 amounted to $6,586 and $6,624, respectively, as compared to nil for three and six months ended December 31, 2016. The gain in 2017 is the result of an increase in transactions based in US Dollars.

Liquidity and Capital Resources

Working Capital

At December 31, 2017, the Company had a working capital deficit of $28,479 as compared to a working capital deficit of $626,476 at June 30, 2017. Cash at December 31, 2017 was $137,763 as compared to nil at June 30, 2017, the increase is due to funds being received during the quarter as a result of the private placement. Prepaid expense at December 31, 2017, was $35,222 as compared to $6,756 at June 30, 2017.

At December 31, 2017, the Company had accounts payable and accrued liabilities of $96,328 (June 30, 2017 - $88,415), due to related parties of $105,136 (June 30, 2017 - $170,170) and related party notes payable of nil (June 30, 2017 - $374,647). The decrease in current liabilities is the result of settlements with the related parties and shareholders.

With the continued funding from equity and debt issuances, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Capital Stock

During the six month period ended December 31, 2017, the Company had the following common share transactions:

●
On October 19, 2017, the Shareholder Loan in the amount of $384,055 was settled with the issuance of 7,681,110 common shares of the Company at a price of $0.05 per share. The amount allocated to Shareholders' Deficiency, based on the fair value, amounted to $766,759. The balance of $382,704 has been recorded as a loss on settlement of debt; and

●
On December 14, 2017, the Company issued 5,532,500 common shares valued at $0.10 per share as part of a private placement for total gross proceeds of $553,250; of which $533,250 was received in cash and $20,000 was issued pursuant to a consulting agreement.

During the six month period ended December 31, 2016, the Company had no common share transactions.

Warrants

On November 1, 2017 and in connection to a consulting agreement with a Director of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining warrants shall vest upon the consultant meeting certain deliverables as set forth in the consulting agreement. The fair value of these issued warrants of $299,912 was determined using the Black Scholes option-pricing model. For the three and six months ended December 31, 2017, the Company expensed $99,971 of the fair value of the warrants as stock based compensation.

On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately and another 250,000 vested subsequent to December 31, 2017, the remaining warrants shall vest upon the consultant meeting certain deliverables as set forth in the consulting agreement. The fair value of these issued warrants of $78,840 was determined using the Black Scholes option-pricing model. For the three and six months ended December 31, 2017, the Company expensed $49,893 of the fair value of the warrants as stock based compensation.

On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.10 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. The fair value of these issued warrants of $24,956 was determined using the Black Scholes option-pricing model. The Company did not expense any of the fair value of the warrants during the three and six month periods ended December 31, 2017.

Options

On November 22, 2017, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

As at December 31, 2017, the Company did not have any options issued under the Plan.

On January 16, 2018, the Company issued options for the purchase of 1,000,000 common shares of the Company under the Option Plan, exercisable until January 15, 2021 at an exercise price of $0.40 per share, such options vesting immediately upon issuance.

Key Contractual Obligations

There are no key contractual obligations as at December 31, 2017.

Off Balance Sheet Arrangements

As at December 31, 2017, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the three and six month periods ended December 31, 2017 and 2016 and balances as at those dates, not disclosed elsewhere in these consolidated financial statements are:

a)
During the three and six month periods ended December 31, 2017, the Company accrued interest of nil and $14,877 (2016 - $13,712 and $26,983) on loans due to related parties;

b)
During the three and six month periods ended December 31, 2017, the Company received $1,121 and $1,540 (2016 – nil and $1,359) in advances from related parties, for working capital purposes;

c)
During the three and six months ended December 31, 2017, the Company repaid $166,835 (2016 – nil) of related party advances;

d)
During the three and six months ended December 31, 2017, the Company purchased equipment valued at $37,457 from a corporation related by virtue of a common officer and a director; and

e)
During the three and six months ended December 31, 2017, the Company expensed $153,386 (2016 - nil) in fees payable to Officers and Directors of the Company. The Company also expensed $8,496 (2016 - nil) in travel and entertainment expenses incurred by Officers and Directors of the Company.

Financial and Derivative Instruments

The Company’s excess cash, if any, is held at a Canadian chartered bank.

Credit risk is minimized as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognized rating agency.

The carrying value of cash, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term maturities of these instruments.

The Company never entered into and did not have at the end of the period ended December 31, 2017, any foreign currency hedge contracts.

Critical Accounting Estimates

The Company’s unaudited condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and their interpretations as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financials for the year ended June 30, 2017. The significant accounting policies used by the Company are the same as those disclosed in Note 3 to the Consolidated Financial Statements for the year ended June 30, 2017. Certain accounting policies require that management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

The Company currently has minimal cash. Its significant debts are with related parties. The Company is relying on its related parties for continued financial support if necessary. Management is taking an active approach to examining business opportunities in the media, technology and consumer industries that could enhance shareholder returns.

Public Securities Filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.gov.